The Descartes Systems group inc. Corporate Headquarters 120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6 Telephone (519) 746-8110 • Fax (519) 746-1984 www.descartes.com

October 13, 2010

VIA EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:           The Descartes Systems Group Inc.
Form 40-F for the Fiscal Year Ended January 31, 2010
Filed April 30, 2010
File No. 0-29970

Dear Ms. Blye:

This letter is in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 8, 2010 to The Descartes Systems Group Inc. (the “Company”).  For ease of reference, the comment is printed below in italics and is followed by the Company’s responses.

1.             Comment:

We note that you have disclosed to OFAC your 2009 sale of your “Roadshow” product into Sudan. Please represent to us that you will provide information to us, and provide disclosure in future filings as appropriate, regarding significant developments related to your dealings with OFAC regarding this matter.

Response:

The Company will provide information to the Staff and will provide disclosure in future filings, as appropriate, regarding significant developments related to its dealings with OFAC regarding this matter.

If you have any questions or would like to discuss our response in this letter, please feel free to contact me at 519.746.6114, or the Company’s outside U.S. counsel, Laurie A. Cerveny, at 617.951.8527.

Sincerely,

/s/ J. Scott Pagan
J. Scott Pagan

cc:	Barbara Jacobs, U.S. Securities and Exchange Commission
Pradip Bhaumik, U.S. Securities and Exchange Commission
Laurie A. Cerveny, Bingham McCutchen LLP